Press Release dated July 23, 2003

Sprint Canada Inc. arranges accounts receivable securitization en Français

(TORONTO, ON), July 23, 2003 — Sprint Canada Inc., a national provider of residential and business telecommunications services and a wholly-owned subsidiary of Call-Net Enterprises Inc. (TSX: FON, FON.B), today announced it has entered into an agreement with a special purpose trust, Finacity Trust administered by National Bank Financial Inc. to securitize certain of its accounts receivable. The five-year agreement will provide cash proceeds of up to $55.0 million.

“The securitization transaction allows us to unlock the value of our accounts receivable and optimize our working capital with better financial terms than those available from traditional lenders,” said Roy Graydon, executive vice president, chief financial officer, Sprint Canada. “The transaction provides further liquidity to invest in the core business.”

Under the terms of the securitization program, Sprint Canada will sell a co-ownership interest in the accounts receivable of domestically originated and cross-border accounts of its consumer and enterprise business units in exchange for cash. Finacity Corporation Inc. will provide certain services including back office support as part of the agreement.

About Sprint Canada Inc.

Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises. Sprint Canada Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to businesses and households across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 134 co-locations in nine Canadian metropolitan markets, and maintains network facilities in the United States and the United Kingdom. For more information, visit www.callnet.ca and www.sprint.ca.

Note for Investors:

This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

For further information
Media contact: Karen O’Leary Corporate Communications (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: Farzana Giga Investor Relations (416) 718-6251 farzana.giga@sprint-canada.com